STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street

P.O. Box 679

Reading, PA  19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:                                  (610) 478-2254

Email:                                  ssg@stevenslee.com

Direct Fax:                                   (610) 371-1228

June 11, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Eclair Holdings Company
Amendment No. 4 to Registration Statement on Form S-4
Filed May 22, 2014
File No. 333-192086

Dear Mr. Kluck:

We enclose herewith, on behalf of Eclair Holdings Company (the “Company”), clean and marked copies of Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 9, 2014.  Amendment No. 5 incorporates responses to the Staff’s comments.  Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

General

1.                          We refer to your disclosures on pages 173 to 184 concerning material differences between the rights of ERI stockholders as compared to the rights presently held by MTR stockholders.  Please present as separate proposals the adoption of the Agreement and Plan of Merger and Reorganization and each provision of the ERI governing instruments that will differ materially from the provisions in the charter and bylaws of MTR.  For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

Response:                                        The Company has reviewed the guidance in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) and undertaken an analysis of Rule 14a-4(a)(3).  As a result, Eldorado HoldCo LLC (“Eldorado”), MTR Gaming Group, Inc. (“MTR”) and the Company have agreed to modify the Company’s proposed post-effective amended and restated articles of incorporation and amended and restated bylaws as set forth in Exhibit A (the “A&R Articles”) and Exhibit B (the “A&R Bylaws”) attached hereto, each of which are blacklined against Annexes F and G to Amendment No. 4, and the Company has revised its disclosure on pages 173, 174, 176 and 177 to reflect such changes.  The Company has determined that the remaining modifications to be effected in the A&R Articles and the A&R Bylaws are not material.  Accordingly, no such modification should need to be set forth in Amendment No. 5 as a separate proposal.

Security Ownership of Certain Beneficial Owners, Directors, and Executive Officers, page 186

2.                          We note your response to comment 4 of our letter dated May 9, 2014.  For each beneficial owner that is listed as a company or entity in the table on page 186, please clearly provide the name(s) of the natural person(s) with voting or dispositive control over the company’s securities.

Response:                                        The Company has included the names of natural persons with voting or dispositive control over MTR’s common stock disclosed in the Schedule 13Ds and Schedule 13Gs filed by those entities with the SEC via EDGAR.  Additionally, the Company contacted representatives of both of the entities for which a natural person was not identified in their respective most recent Schedule 13D.  One of those entities advised the Company that, based upon its ownership structure, no natural person had voting or dispositive control over MTR’s common stock.  The other entity advised the Company that the entity believed that its disclosure complied with the applicable regulations promulgated by the SEC.  As a result, we have no further information to disclose in Amendment No. 5 in response to the Staff’s comment.

2

********************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2254.

Very truly yours,

STEVENS & LEE

/s/ Sunjeet S. Gill
Sunjeet S. Gill

Enclosures

cc:                                Jerard Gibson (Attorney-Advisor)
                                                Jessica Barberich (Assistant Chief Accountant)
                                                Mark Rakip (Staff Accountant)
                                                Gary L. Carano
                                                Thomas Diehl
                                                Kenneth J. Baronsky
                                                Deborah J. Conrad
                                                David W. Swartz

3

Exhibit A

Blackline of Amended and Restated
Articles of Incorporation of
Eldorado Resorts, Inc.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ELDORADO RESORTS, INC.

ARTICLE I
CORPORATE NAME

The name of the corporation (the “Corporation”) is Eldorado Resorts, Inc.

ARTICLE II
PRINCIPAL OFFICE

The principal office and place of business of the Corporation shall be 345 North Virginia Street, Reno, Nevada 89501 or such other location in the State of Nevada as may be determined by the Board of Directors.

ARTICLE III
CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes (the “NRS”).

ARTICLE IV
CAPITALIZATION

A.                                    Authorized Shares.

The Corporation is authorized to issue ~~two classes of shares, designated “Common Stock” and “Preferred Stock.”  The Corporation is authorized to issue in the aggregate (i) two~~one hundred million (~~200,000,000~~100,000,000) shares of ~~its Common Stock~~common stock having a par value of $~~.00001~~0.00001 per share ~~and (ii) twenty million (20,000,000) shares of its Preferred Stock having a par value of  $.00001 per share.~~(hereinafter referred to as “Common Stock”).

B.                                    Fully Paid and Non-Assessable.

The shares of stock issued by the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable or assessed for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and these Amended and Restated Articles of Incorporation (as amended from time to time, the “Articles”) shall not be amended in this particular.  No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

C.                                    Preemptive Rights.

No holder of shares of the Corporation ~~of any class~~ shall be entitled as such, as a matter of right, whether preemptive, preferential or otherwise, to subscribe for, purchase or receive any shares of the Corporation ~~of any class~~, or any securities convertible into, exchangeable for, or carrying a right or option to purchase its shares ~~of any class~~, whether now or hereafter authorized and whether issued, sold or offered for sale by the Corporation for cash of other consideration or by way of dividend, split of shares or otherwise.  This provision shall be interpreted to deny preemptive or preferential rights to the maximum extent permitted under Nevada Law.

ARTICLE V
COMMON STOCK

A.                                    Election of Directors.

The holders of the issued and outstanding shares of Common Stock shall be entitled to notice of and to vote at any meeting of stockholders of the Corporation.  Subject to Section (b) of Article ~~VII~~VI, at any such meeting at which the directors are elected, the holders of the Common Stock~~, voting as a separate class,~~ shall be entitled to elect the number of directors of the Corporation who are being elected at such meeting.  There shall be no right with respect to shares of stock of the Corporation to cumulate votes in the election of directors.

At all meetings of stockholders held for the purpose of electing directors, the presence, in person or by proxy, of the holders of shares representing a majority of the shares of the Common Stock entitled to vote thereat shall be required to constitute a quorum for the election of directors; provided, however, that in absence of a quorum, a majority of those holders of Common Stock who are present in person or by proxy shall have the power to adjourn the meeting for election of those directors, from time to time, without notice, other than announcement at the meeting, until the requisite number of holders of Common Stock shall be present in person or by proxy.

In the event of any vacancy among the directors elected, such vacancy may be filled by written consent or vote of a majority of the remaining directors.  The term of any director elected by the remaining directors will expire at the time that the term of the director who created the vacancy would have expired.

B.                                    Voting.

Except as otherwise provided by the NRS, each holder of Common Stock shall be entitled to one vote for each share held on all matters submitted to stockholders of the Corporation ~~and shall vote together as a single class~~.

C.                                    Dividends.

Subject to ~~the rights of holders of any Preferred Stock having preference as to dividends, and subject to any~~ other provisions of these Articles~~,~~ or the NRS, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

D.                                    Liquidation Rights.

In the event of the liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, ~~subject to the prior rights of~~ holders of ~~Preferred Stock to share ratably in the Corporation’s assets, the~~ Common Stock ~~and any shares of Preferred Stock which are not entitled to any preference in liquidation~~ shall share equally and ratably in the Corporation’s assets available for distribution ~~after giving effect to any liquidation preference of any shares of Preferred Stock~~.  A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

ARTICLE VI
~~PREFERRED STOCK~~BOARD OF DIRECTORS

~~A.                                    Designation.~~

~~The Board of Directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any,  designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing:  the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or~~

~~rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation (in addition to any right of redemption pursuant to Article XII of these Articles) and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption.  The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution.  As used in this section “fact or event” includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government.  The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.  Unless the Board of Directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.~~

~~B.                                    Certificate.~~

~~Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the Board of Directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the Board of Directors to be issued shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the NRS.~~

~~ARTICLE VII~~
~~Board of Directors~~

A.                                    Number of Directors.

The number of directors of the Corporation shall not be less than five (5) nor more than fifteen (15) until changed by amendment of these Articles.  The exact number of members constituting the Board of Directors shall be fixed from time to time within the limits specified in these Articles by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

B.                                    Election of Directors.

Directors shall be elected by the vote of the holders of Common Stock pursuant to Article V of these Articles and as set forth in the Bylaws of the Corporation ~~but subject to any designation of the rights and preferences of any shares of Preferred Stock~~.

C.                                    Term of Members of Board of Directors.

Each member of the Board of Directors shall serve for one year or until otherwise replaced.

D.                                    Removal of Directors.

Notwithstanding any other provision of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law), any director or the entire Board of Directors may be removed ~~at any time, but only for~~from office, with or without cause ~~or only~~, by the affirmative vote of the holders of ~~66-2/3% or more~~a majority of the outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors ~~(considered for this purpose as one class)~~ cast at a meeting of the stockholders called for that purpose.

ARTICLE VII~~ARTICLE VIII~~
DIRECTOR AND OFFICER LIABILITY

No director or officer of the Corporation shall be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision shall not eliminate or limit the liability of a director or officer for:

1.                                      Acts of omission which involve intentional misconduct, fraud or a knowing violation of the law; or

2.                                      In the case of directors, the payment of dividends in violation of Section 78.300 of the NRS.

If the NRS are hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

Indemnification by the Corporation of directors, officers or other agents of the Corporation may be authorized by the Bylaws of the Corporation or by resolution of the Board of Directors, to the fullest extent permitted under Nevada law at the time such indemnification is granted.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the Corporation.

Any repeal or modifications of the forgoing provisions of this Article ~~VIII~~VII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing prior to the time such repeal or modification becomes effective.  In the event of any conflict between the provisions of this Article ~~VIII~~VII and any other provision of these Articles, the terms and provisions of this Article ~~VIII~~VII shall control.

ARTICLE VIII~~ARTICLE IX~~
INCORPORATOR

(The name and address of the incorporator is intentionally omitted)

ARTICLE IX~~ARTICLE X~~
EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE X~~ARTICLE XI~~
~~COMBINATIONS WITH INTERESTED STOCKHOLDERS~~

~~At such time, if any, as the Corporation becomes a “resident domestic corporation,” as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statutes.~~

~~ARTICLE XII~~
Compliance with Gaming Laws

Section 1. Definitions.                          For purposes of this Article ~~XII~~X, the following terms shall have the meanings specified below:

(a)                           “Affiliate” shall mean a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person.  For the purpose of this Section 1(a) of Article ~~XII~~X, “control,” “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.  “Affiliated Companies” shall mean those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Corporation, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

(b)                           “Gaming” or “Gaming Activities” shall mean the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a gaming establishment or other enterprise, including, without limitation, race books, sports pools, slot machines, gaming devices, lottery devices, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems and associated equipment and supplies.

(c)                            “Gaming Authorities” shall mean all federal, state, local and other regulatory and licensing bodies and agencies with authority over Gaming within any

Gaming Jurisdiction in which the Corporation or any of its Affiliated Companies do business.

(d)                           “Gaming Laws” shall mean all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder.

(e)                            “Gaming Licenses” shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, concessions and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities.

(f)                             “Own,” “Ownership” or “Control” (and derivatives thereof) shall mean (i) ownership of record, (ii) “beneficial ownership” as defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission (as now or hereafter amended), or (iii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of Securities, by agreement contract, agency or other manner.

(g)                           “Person” shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

(h)                           “Redemption Date” shall mean the date specified in the Redemption Notice as the date on which the shares of the Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Corporation.

(i)                              “Redemption Notice” shall mean that notice of redemption given by the Corporation to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to this Article ~~XII~~X.  Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares of the Securities to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such chares shall be surrendered for payment and (v) any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

(j)                              “Redemption Price” shall mean the price to be paid by the Corporation for the Securities to be redeemed pursuant to this Article ~~XII~~X, which shall be that price (if any) required to be paid by the Gaming Authority making the finding of unsuitability, or if such Gaming Authority does not require a certain price to be paid that amount determined by the Board of Directors to be the fair value of the Securities to be redeemed; provided, however, that the price per share represented by the Redemption Price shall in no event be in excess of the closing sales price per share of the shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before the Redemption Notice is deemed given by the

Corporation to the Unsuitable Person or Affiliate of an Unsuitable Person or, if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ Market or SmallCap Market or, if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by any other generally recognized reporting system.  The Redemption Price may be paid in cash, by promissory note, or both as required by the applicable Gaming Authority and, if not so required, as the Board of Directors determines.  Any Promissory note shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate of the Corporation or to prevent a default under, breach of, event of default under or acceleration of any loan, Promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate of the Corporation.  Subject to the forgoing, the principal amount of the promissory note together with any unpaid interest shall be due and payable no later than the tenth anniversary of delivery of the note and interest on the unpaid principal thereof shall be payable annually in arrears at the rate of 2% per annum.

(k)                           “Securities” shall mean the capital stock of the Corporation as described in Article IV hereof.

(l)                              “Unsuitable Person” shall mean a Person who (i) is determined by a Gaming Authority to be unsuitable to Own or Control any Securities or unsuitable to be connected or affiliated with a Person engaged in Gaming Activities in a Gaming Jurisdiction, or (ii) causes the Corporation or any Affiliated Company to lose or to be threatened with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Corporation, is deemed likely to jeopardize the Corporation’s or any Affiliated Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming License.

Section 2.  Finding of Unsuitability.

(a)                           The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to redemption by the Corporation, out of funds legally available therefor, by action of the Board of Directors, to the extent deemed necessary or advisable by the Board of Directors.  If a Gaming Authority requires the Corporation, or the Board of Directors deems it necessary or advisable, to redeem any such Securities, the Corporation shall give a Redemption Notice to the Unsuitable Person or its Affiliate and shall purchase on the Redemption Date the number of Shares of the Securities specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice.  From and after the Redemption Date, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or any Affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such shares and all rights of such Unsuitable Person or any Affiliate of such Unsuitable Person therein, other than the right to receive the Redemption Price, shall cease.  Such Unsuitable Person or its Affiliate shall surrender all certificates representing any shares to be redeemed in accordance with the requirements of the Redemption Notice.

(b)                           Commencing on the date that a Gaming Authority serves notice of a determination of unsuitability or the Board of Directors determines that a Person is an Unsuitable Person, and until the Securities Owned or Controlled by such Person are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall not be entitled to: (i) receive any dividend or interest with regard to the Securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the shares of capital stock of the Corporation entitled to vote, or (iii) receive any remuneration in any form from the Corporation or any Affiliated Company for services rendered or otherwise.

Section 3.  Notices.                                          All notices given by the Corporation pursuant to this Article, including Redemption Notices, shall be in writing and may be given by mail, addressed to the Person at such Person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed given personally or by telegram, facsimile, telex or cable.

Section 4.  Indemnification.                                          Any Unsuitable Person and any Affiliate of and Unsuitable Person shall indemnify and hold harmless the Corporation and its Affiliated Companies for any and all losses, costs and expenses, including attorney’s fees, incurred by the Corporation and its Affiliated Companies as a result of, or arising out of, such Unsuitable Person’s or Affiliate’s continuing Ownership or Control of Securities, the neglect, refusal or other failure to comply with the provisions of this Article ~~XII~~X, or failure to promptly divest itself of any Securities when required by the Gaming Laws or this Article ~~XII~~X.

Section 5.  Injunctive Relief.                                       The Corporation is entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article ~~XII~~X and each holder of the Securities of the Corporation shall be deemed to have acknowledged, by acquiring the Securities of the Corporation, that the failure to comply with this Article ~~XII~~X will expose the Corporation to irreparable injury for which there is not adequate remedy at law and that the Corporation is entitled to injunctive or other equitable relief to enforce the provisions of this Article.

Section 6.  Non-exclusivity of Rights.                                         The Corporation’s Rights of redemption provided in this Article ~~XII~~X shall not be exclusive of any other rights the Corporation may have or hereafter acquire under any agreement, provision of the Bylaws or otherwise.

Section 7.  Further Actions.                                               Nothing contained in this Article ~~XII~~X shall limit the Authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation or its Affiliated Companies from the denial or threatened denial or loss or threatened loss of any Gaming License of the Corporation or any of its Affiliated Companies.  Without limiting the generality of the forgoing, the Board of Directors may conform any provisions of this Article ~~XII~~X to the extent necessary to make such a provision consistent with Gaming Laws.  In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article ~~XII~~X for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article ~~XII~~X.  Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the Secretary of its Affiliated Companies and with the transfer agent, if any, of the Corporation and any Affiliated Companies, and shall be made available for inspection by the public and, upon request mailed to any holder of Securities.  The Board of Directors shall have exclusive authority and power to administer this Article ~~XII~~X and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Article ~~XII~~X.  All such actions which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, however¸ that the Board of Directors may delegate all or any portion of its duties and powers under this Article ~~XII~~X to a committee of the Board of Directors as it deems necessary or advisable.

Section 8.  Severability.                                          If any provision of this Article ~~XII~~X or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article ~~XII~~X.

Section 9.  Termination and Waivers.                                        Except as may be required by any applicable Gaming Law or Gaming Authority, the Board of Directors may waive any of the rights of the Corporation or any restrictions contained in this Article ~~XII~~X in any instance in which the Board of Directors determines that a waivers would be in the best interests of the Corporation.  The Board of Directors may terminate any rights of the Corporation or restrictions set forth in this Article ~~XII~~X to the extent that the Board of Directors determines that any such termination is in the best interests of the Corporation.  Except as may be required by a Gaming Authority, nothing in this Article ~~XII~~X shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person of an Affiliate of an Unsuitable Person.

Exhibit B

Blackline of Amended and Restated
Bylaws of
Eldorado Resorts, Inc.

AMENDED AND RESTATED

BYLAWS OF ELDORADO RESORTS, INC.

(a Nevada corporation)

ARTICLE 1

Offices

SECTION 1.1.  Principal Office.  The principal offices of the corporation shall be 345 North Virginia Street, Reno, Nevada, or such other location in the State of Nevada as the Board of Directors may determine.

SECTION 1.2.  Other Offices.  The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

Meetings of Stockholders

SECTION 2.1.  Place of Meeting.  All meetings of stockholders shall be held at such place, either within or without the State of Nevada, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

SECTION 2.2.  Annual Meetings.  The annual meeting of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

SECTION 2.3.  Special Meetings.  Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the Nevada Revised Statutes (‘‘NRS’’) or by the Articles of Incorporation of the corporation, as amended (the “Articles of Incorporation”), may be called by the ~~Chairman of the Board, the~~ President or by the Board of Directors ~~or by written order of a majority of the directors~~ and shall be called by the ~~Chairman of the Board, the~~ President ~~or the Secretary~~ at the request in writing of stockholders owning not less than ~~sixty-six and two-thirds~~ten percent (~~66 2/3~~10%) of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purposes of the proposed meeting. The officers or directors shall fix the time and any place, either within or without the State of Nevada, as the place for holding such meeting.

SECTION 2.4.  Notice of Meeting.  Written notice of the annual and each special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary of the corporation.

SECTION 2.5.  Business Conducted at Meetings.  At a meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than forty-five (45) days nor more than seventy-five (75) days prior to the anniversary of the date on which the corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year). A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5; provided, however, that nothing in this Section 2.5 shall be deemed to preclude discussion by any stockholder of any business properly brought before the meeting in accordance with said procedure. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.5, and if he or she should so determine, he or she shall so declare to the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the corporation’s proxy statement to the extent that such right is provided by an applicable rule of the Securities and Exchange Commission (“SEC”).

SECTION 2.6.  Nomination of Directors.  Nomination of candidates for election as directors of the corporation at any meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting, in accordance with the following procedures:

2.6.1.  Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors or by written consent of the directors in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary of the corporation, each proposed nominee shall provide the corporation with such information concerning himself or herself as is required, under the rules of the SEC, to be included in the corporation’s proxy statement soliciting proxies for his or her election as a director.

2.6.2.  Not less than sixty (60) days prior to the date of the Election Meeting, any stockholder who intends to make a nomination at the Election Meeting shall deliver a notice to the Secretary of the corporation setting forth (a) the name, age, business address and the residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the corporation which are beneficially owned by each such nominee, and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of the corporation, if elected.

2.6.3.  In the event that a person is validly designated as a nominee in accordance with this Section 2.6 and shall thereafter become unable or unwilling to stand for election to the Board of

Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee, provided, however, that if the date of the Election Meeting in question has been publicly disclosed prior to the requested substitution, such substitution may not, without the consent of the Board of Directors, be made unless it can be made in accordance with applicable requirements of the SEC without any resulting delay in the scheduled Election Meeting, unless such substitution is required by the NRS, SEC regulations or other laws, rules or regulations applicable to the corporation.

2.6.4.  If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

SECTION 2.7.  Quorum.  The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), and except as otherwise provided by the NRS or by the Articles of Incorporation. Notwithstanding any other provision of the Articles of Incorporation or these bylaws, the holders of a majority of the shares of capital stock entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on each matter at such meeting), whether or not a quorum is present, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.8.  Voting.  When a quorum is present at any meeting of the stockholders, an action by the stockholders is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless the action is one upon which, by express provision of applicable law, of the Articles of Incorporation or of these bylaws (including, without limitation, Section 3.2), a different vote is required, in which case such express provision shall govern and control the vote required to approve such action. Every stockholder having the right to vote shall be entitled to vote in person, or by proxy (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the NRS or determined by the Chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.

SECTION 2.9.  Consent of Stockholders.  ~~Whenever the vote of the stockholders at a meeting thereof is~~Any action required or permitted by the NRS to be taken ~~for or in connection with~~at any ~~corporate action, the~~ meeting ~~and vote of~~of the stockholders may be ~~dispensed with if all the stockholders who would have been entitled to~~taken without a meeting, without prior notice, and without a vote ~~upon~~if the action ~~if such meeting were held shall consent in writing to such corporate action being taken;~~

~~or if the Articles of Incorporation authorize~~is evidenced by one or more written consents, which may be signed in counterparts, describing the action ~~to be~~ taken ~~with the written consent of~~, signed by the holders of ~~less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders~~ outstanding stock having not less than ~~such percentage of~~ the minimum number of votes ~~as may be authorized in the Articles of Incorporation; provided, that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by the NRS, and provided that prompt notice must be given to all stockholders~~that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.  Any such action by written consent shall be effective upon the date specified in the consent so long as written consents signed by a sufficient number of stockholders are delivered to the corporation in the manner specified above within sixty days of the earliest dated consent.  Prompt notice of the taking of the corporate action without a meeting ~~and~~by less than unanimous written consent~~.~~ shall be given to those stockholders who have not consented in writing.  A written consent of the stockholders given in accordance with this section has thesame force and effect as a vote of such stockholders and may be stated as such in any document.  The record date for determining stockholders entitled to take action without a meeting is set forth in Section 2.12.

SECTION 2.10.  Voting of Stock of Certain Holders.  Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.

SECTION 2.11.  Treasury Stock.  The corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.

SECTION 2.12.  Fixing Record Date.  The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, a date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining a consent of stockholders (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the “Record Date”) for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such Record Date.

ARTICLE 3

Board of Directors

SECTION 3.1.  Powers.  The business and affairs of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

SECTION 3.2.  Number, Election and Term.  The number of directors which shall constitute the whole Board of Directors shall be not less than five (5) and not more than fifteen (15). Within the limits above specified, the number of the directors of the corporation shall be determined by resolution of the Board of Directors. All directors shall be elected annually. Except as provided in Section 3.3, directors shall be elected at the annual meeting of stockholders by a plurality of the votes cast at the applicable election and each director shall hold office until his or her successor is elected and qualified. The composition of the Board of Directors and the committees thereof shall comply with applicable requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation’s securities are listed. Directors need not be residents of Nevada or stockholders of the corporation.

SECTION 3.3.  Vacancies, Additional Directors and Removal From Office.  If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. ~~Notwithstanding any other provisions of these bylaws or the fact that some lesser percentage may be specified by law, any~~ Any director or the entire Board of Directors may be removed ~~at any time, but only for~~from office, with or without cause ~~or only~~, by the affirmative vote of the holders of ~~sixty-six and two-thirds percent (66-2/3%) or more~~a majority of the outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose.

SECTION 3.4.  Regular Meetings.  A regular meeting of the Board of Directors shall be held each year, without notice other than this bylaw provision, at the place of, and immediately following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Nevada, without other notice than such resolution.

SECTION 3.5.  Special Meeting.  A special meeting of the Board of Directors may be called by the Chairman of the Board or by the President and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Nevada, as the place for holding such meeting.

SECTION 3.6.  Notice of Special Meeting.  Written notice of special meetings of the Board of Directors shall be given to each director at least forty-eight (48) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the NRS.

SECTION 3.7.  Quorum.  A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the NRS, by the Articles of Incorporation or by these bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.8.  Action Without Meeting.  Unless otherwise restricted by the Articles of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article IV of these bylaws, may be taken without a meeting, if a written consent thereto is signed by all (or such lesser proportion as may be permitted by the NRS) of the members of the Board of Directors or of such committee, as the case may be.

SECTION 3.9.  Meeting by Telephone.  Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of a meeting by telephone conference or similar communications method so long as all persons participating in the meeting can hear each other. Any person participating in such meeting shall be deemed to be present in person at such meeting.

SECTION 3.10.  Compensation.  Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.

ARTICLE 4

Committees of Directors

SECTION 4.1.  Executive Committee.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate an executive committee of the Board of Directors (the “Executive Committee”). If such a committee is designated by the Board of Directors, it shall be composed of members who are directors, and the members of the Executive Committee shall be designated by the Board of Directors in the resolution appointing the Executive Committee. Thereafter, the Board of Directors shall designate the members of the Executive Committee on an annual basis at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Executive Committee shall have and may exercise all of the powers of the Board of Directors during the period between meetings of the Board of Directors except as reserved to the Board of Directors or as delegated by these bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law.

SECTION 4.2.  Audit Committee.  An audit committee of the Board of Directors (the “Audit Committee”) shall consist of at least three (3) directors designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Audit Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation and satisfy the requirements of SEC Rule 10A-3.  At least one of the members of the Audit Committee shall be determined by the Board of Directors to be an “audit committee financial expert” as defined in SEC Rule 407(d)(5).  Members of the Audit Committee shall review and supervise the financial controls of the corporation, make recommendations to the Board of Directors regarding the corporation’s auditors, review the books and accounts of the corporation, meet with the officers of the corporation regarding the corporation’s financial controls, act upon recommendations of the auditors and take such further action as the Audit Committee deems necessary to complete an audit of the books and accounts of the corporation.

SECTION 4.3.  Compensation and Stock Option Committee.  The compensation and stock option committee of the Board of Directors (the “Compensation and Stock Option Committee”) shall consist of two (2) or more directors to be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible.  Each member of the Compensation and Stock Option Committee shall be “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation.  The Compensation and Stock Option Committee shall review with management cash and other compensation policies for employees, shall determine the compensation of the Chief Executive Officer and each of the other executive officers of the corporation and shall make recommendations to the Chief Executive Officer regarding the compensation to be established for all other officers of the corporation. In addition, the Compensation and Stock Option Committee shall have full power and authority to administer the corporation’s stock plans and, within the terms of the respective stock plans, determine the terms and conditions of issuances thereunder.

SECTION 4.4.  Directors’ Nominating Committee.  A directors’ nominating committee of the Board of Directors (the “Nominating Committee”) shall be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible.  The Nominating Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation.  The members of the Nominating Committees shall evaluate and select or recommend to the Board of Directors candidates to fill positions on the Board of Directors.

SECTION 4.5.  Other Committees.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one (1) or more additional special or standing committees, each such additional committee to consist of one (1) or more of the directors of the corporation. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the corporation as may be provided in such resolution, except as delegated by these bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law.  Notwithstanding any provision to the contrary, each such committee shall comply with applicable requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation’s securities are listed.

SECTION 4.6.  Committee Operations.  A majority of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The corporation shall pay all expenses of committee operations. The Board of Directors may designate one (1) or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

SECTION 4.7.  Minutes.  Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE 5

Notices

SECTION 5.1.  Methods of Giving Notice.

5.1.1.  Notice to Directors or Committee Members.  Whenever under the provisions of the NRS, the Articles of Incorporation or these bylaws, notice is required to be given to any director or member of any committee of the Board of Directors, personal notice is not required but such notice may be (a) given in writing and mailed to such director or member, (b) sent by electronic transmission to such director or member, or (c) given orally or by telephone or telecopy; provided, however, that any notice from a stockholder to any director or member of any committee of the Board of Directors must be given in writing and mailed to such director or member and shall be deemed to be given upon receipt by such director or member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business Address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) telecopy, when receipt of the telecopy is confirmed electronically, (ii) electronic mail, when directed to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the director or member.

5.1.2.  Notice to Stockholders.  Whenever under the provisions of the NRS, the Articles of Incorporation or these bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given (a) in writing and mailed to such stockholder or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the records of the corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) telecopy, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.

SECTION 5.2.  Written Waiver.  Whenever any notice is required to be given by the NRS, the Articles of Incorporation or these bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 5.3.  Consent.  Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the

Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the actions taken at such meeting shall be as valid as if had at a meeting regularly called and noticed. At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for lack of notice is made at the time, and if any meeting be irregular for lack of notice or such consent, provided a quorum was present at such meeting, the proceedings of such meeting may be ratified and approved and rendered valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote thereat. Such consent or approval, if given by stockholders, may be by proxy or power of attorney, but all such proxies and powers of attorney must be in writing.

ARTICLE 6

Officers

SECTION 6.1.  Officers.  The officers of the corporation shall include the Chairman of the Board and the President, as elected or appointed by the Board of Directors; shall further include the Secretary and the Treasurer, as elected or appointed by the Board of Directors, Chairman of the Board, Executive Committee or President; may include the Chief Executive Officer, as elected or appointed by the Board of Directors; and may further include, without limitation, such other officers and agents, including, without limitation, a Chief Financial Officer, one or more Vice Presidents (anyone or more of which may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors, Chairman of the Board, Executive Committee or President deem necessary and elect or appoint. All officers of the corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these bylaws, the Board of Directors, Chairman of the Board, Executive Committee or President, as applicable. Any two (2) or more offices may be held by the same person. No officer shall execute, acknowledge, verify or countersign any instrument on behalf of the corporation in more than one (1) capacity, if such instrument is required by law, by these bylaws or by any act of the corporation to be executed, acknowledged, verified or countersigned by two (2) or more officers. The Chairman of the Board shall be elected from among the directors. With the foregoing exception, none of the other officers need be a director, and none of the officers need be a stockholder of the corporation. Notwithstanding anything herein to the contrary, the Board of Directors may delegate to any officer of the corporation the power to appoint other officers and to prescribe their respective duties and powers.

SECTION 6.2.  Election and Term of Office.  The officers of the corporation shall be elected or ratified annually by the Board of Directors at its first regular meeting held after the annual meeting of stockholders or as soon thereafter as conveniently possible (or, in the case of those officers elected or appointed other than by the Board of Directors, ratified at the Board of Directors’ first regular meeting held following their election or appointment or as soon thereafter as conveniently possible). Other than the Chairman of the Board, President and Chief Executive Officer, who shall each be elected or appointed by the Board of Directors, all other officers of the corporation may be elected or appointed by the Board of Directors, Chairman of the Board, Executive Committee or President. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal, or until he or she shall cease to be a director in the case of the Chairman of the Board.

SECTION 6.3.  Removal and Resignation.  Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors and, other than the Chairman of the Board, President and Chief Executive Officer, may also be removed, either with or without cause, by action of the Chairman of the Board, Executive Committee or President

whenever, in its or their judgment, as applicable, the best interests of the corporation shall be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any executive officer or other officer or agent may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6.4.  Vacancies.  Any vacancy occurring in any required office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6.5.  Compensation.  The compensation of the Chief Executive Officer shall be determined by the Compensation and Stock Option Committee. Compensation of all other officers of the corporation shall be determined by the Chief Executive Officer in consultation with the Compensation and Stock Option Committee. No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.

SECTION 6.6.  Chairman of the Board and Chief Executive Officer.  The Chairman of the Board (who may also be designated as Executive Chairman if serving as an employee of the corporation) (the “Chairman of the Board”) shall preside at all meetings of the Board of Directors and of the stockholders of the corporation. In the Chairman of the Board’s absence, the duties as Chairman of the Board shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President. The Chairman of the Board shall also hold the position of Chief Executive Officer of the corporation and shall, in general, perform such duties as usually pertain to the position of chief executive officer and such other duties as may be prescribed by the Board of Directors.  He or she shall formulate and submit to the Board of Directors or the Executive Committee matters of general policy for the corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may sign with the President or any other officer of the corporation thereunto authorized by the Board of Directors certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds or bonds, which the Board of Directors or the Executive Committee has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these bylaws or by the Board of Directors or the Executive Committee to some other officer or agent of the corporation, or shall be required by law to be otherwise executed.

SECTION 6.7.  President.  The President, subject to the control of the Board of Directors, the Executive Committee, and the Chairman of the Board, shall in general supervise and control the business and affairs of the corporation. The President shall keep the Board of Directors, the Executive Committee and the Chairman of the Board fully informed as they or any of them shall request and shall consult them concerning the business of the corporation. He or she may sign with the Chairman of the Board or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors or the Executive Committee has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these bylaws or by the Board of Directors or the Executive Committee to some other officer or agent of the corporation, or shall be required by law to be otherwise executed. In general, he or she shall perform all other duties normally incident to the office of the President, except any duties expressly delegated to other persons by these bylaws, the Board of Directors, or the Executive Committee, and such other duties as may be prescribed by the stockholders, Chairman of the Board, the Board of Directors or the Executive Committee, from time to time.

SECTION 6.8.   Vice Presidents.   In the absence of the President, or in the event of his or her inability or refusal to act, the Senior Executive Vice President (or in the event there shall be more than one Vice President designated Senior Executive Vice President, any Senior Executive Vice President designated by the Board of Directors), or in the event of the Senior Executive Vice President’s inability or refusal to act, the Executive Vice President (or in the event there shall be more than one such officer, any such officer designated by the Board of Directors) shall perform the duties and exercise the powers of the President. Any Vice President authorized by resolution of the Board of Directors to do so, may sign with any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the Chairman of the Board, the Board of Directors, the Executive Committee or the President.

SECTION 6.9.   Secretary.   The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the corporation, and see that the seal of the corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the President, the Board of Directors or the Executive Committee.

SECTION 6.10.   Treasurer.   The Treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board, the President or the Executive Committee, a statement of financial condition of the corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the President, the Board of Directors or the Executive Committee. If required by the Board of Directors or the Executive Committee, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors or the Executive Committee shall determine.

SECTION 6.11.   Assistant Secretary or Treasurer.   The Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chairman of the Board, the President, the Board of Directors or the Executive Committee. The Assistant Secretaries or Assistant Treasurers shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his or her office. The Assistant Treasurers shall respectively, if required by the Board of Directors or the Executive Committee, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors or the Executive Committee shall determine.

SECTION 6.12.   Chief Executive Officer.   The Chief Executive Officer shall, in general, perform such duties as usually pertain to the position of chief executive officer and such duties as may be prescribed by the Board of Directors.

SECTION 6.13.   Chief Financial Officer.   The Chief Financial Officer shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors.

ARTICLE 7

Execution of Corporate Instruments and Voting of Securities Owned by the Corporation

SECTION 7.1.   Contracts.   Subject to the provisions of Section 6.1, the Board of Directors or the Executive Committee may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 7.2.   Checks, etc.   All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such agent or agents of the corporation, and in such manner, as shall be determined by the Board of Directors or the Executive Committee.

SECTION 7.3.   Deposits.   All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Chairman of the Board, the President or the Treasurer may be empowered by the Board of Directors or the Executive Committee to select or as the Board of Directors or the Executive Committee may select.

SECTION 7.4.   Voting of Securities Owned by Corporation.   All stock and other securities of any other corporation owned or held by the corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.

ARTICLE 8

Shares of Stock

SECTION 8.1.   Issuance.   Each stockholder of this corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the corporation. The certificates shall be in such form as may be determined by the Board of Directors or the Executive Committee, shall be issued in numerical order and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder’s name and the number of shares and shall be signed by the Chairman of the Board and the President or such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. The seal of the corporation shall be impressed, by original or by facsimile, printed or engraved, on all such certificates. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the corporation shall be authorized to issue more than one (1) class of stock or more than one (1) series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of stock; provided that except as otherwise provided by the NRS, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the corporation’s stock or other securities issued by the corporation shall contain such legend or legends as may from time to time be required by the NRS, the Nevada Gaming Commission Regulations, or the statutes and regulations of any other gaming jurisdiction in which the corporation or any of its affiliates has operations, which are then in effect.

SECTION 8.2.   Lost Certificates.   The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.

SECTION 8.3.   Transfers.   In the case of shares of stock represented by a certificate, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary of the corporation or the transfer agent.

SECTION 8.4.   Registered Stockholders.   The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Nevada.

SECTION 8.5.   Uncertificated Shares.   The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.

ARTICLE 9

Dividends

SECTION 9.1.   Declaration.   Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 9.2.   Reserve.   Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 10

Indemnification

SECTION 10.1.   Third Party Actions.   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including amounts paid in settlement and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 10.2.   Actions by or in the Right of the Corporation.   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

SECTION 10.3.   Successful Defense.   To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 10.1 or 10.2, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense.

SECTION 10.4.   Determination of Conduct.   Any indemnification under Section 10.1 or 10.2 (unless ordered by a court or advanced pursuant to Section 10.5) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination shall be made (a) by the stockholders, (b) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (c) by independent legal counsel in a written opinion if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceedings so orders, or (d) by independent legal counsel in a written opinion if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained.

SECTION 10.5.   Payment of Expenses in Advance.   Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this Section 10.5 do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

SECTION 10.6.   Indemnity Not Exclusive.   The indemnification and advancement of expenses authorized herein or ordered by a court shall not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 10.2 or for the advancement of expenses made pursuant to Section 10.5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. The indemnification and advancement of expenses shall continue for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

SECTION 10.7.   The Corporation.   For purposes of this Article 10, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents. Accordingly, any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article 10 (including, without limitation, the provisions of Section 10.4) with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE 11

Miscellaneous

SECTION 11.1.   Seal.   The corporate seal shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Nevada.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 11.2.  Books.   The books of the corporation may be kept within or without the State of Nevada (subject to any provisions contained in the NRS) at such place or places as may be designated from time to time by the Board of Directors or the Executive Committee.

SECTION 11.3.   Fiscal Year.   The fiscal year of the corporation shall begin the first day of January of each year or upon such other day as may be designated by the Board of Directors.

SECTION 11.4.   Certain Acquisitions by Fiduciaries.   The provisions of NRS 78.378 to NRS 78.3793 do not apply to (i) an Acquisition by a person acting in a fiduciary capacity from another person acting in a fiduciary capacity for the same beneficiaries (and pursuant to the same instrument) or (ii) an Acquisition by the spouse of a person acting in a fiduciary capacity or by a relative of such fiduciary within the first, second or third degree of consanguinity, provided that such Acquisition is pursuant to the instrument creating such fiduciary relationship. “Acquisition” has the meaning set forth in NRS 78.3783, and the term “fiduciary” has the meaning set forth in the Uniform Fiduciaries Act as adopted in the State of Nevada.

ARTICLE 12

Amendment

These bylaws may be altered, amended, or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for such purpose) by the affirmative vote of holders of ~~at least sixty-six and two-thirds percent (662/3%)~~a majority of the entire capital stock of the corporation issued and outstanding and entitled to vote. Subject to the laws of the State of Nevada, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, alter, amend or repeal these bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation, unless the stockholders, in altering, amending or repealing a particular bylaw, provide expressly that the directors may not alter, amend or repeal such bylaw.